
05047615



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 15, 2005

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/15/2005

G.M. Morin
1050 Cumbermeade Road
Fort Lee, NJ 07024

Re: Hudson United Bancorp
Incoming letter dated March 4, 2005

Dear Mr. Morin:

This is in response to your letter dated March 4, 2005 concerning the shareholder proposal submitted to Hudson by G.M. Morin. On March 2, 2005, we issued our response expressing our informal view that Hudson could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Joseph Lunin
Pitney Hardin LLP
P.O. Box 1945
Morristown, NJ 07962-1945

G. M. Morin
1050 Cumbermeade Road
Fort Lee, New Jersey 07024

March 4, 2005

VIA United States Postal Service Overnight Express Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Reconsideration Request for Inclusion of Revised Proposal in Hudson United Bancorp's Proxy Material for April 27, 2005 Annual Meeting

In accordance with Rule 14a-8(j), I am filing this letter with respect to a revised shareholder proposal submitted by me for inclusion in Hudson United Bancorp's proxy materials to be distributed in connection with Hudson's April 27, 2005 Annual Meeting.

On January 26, 2005 the Division wrote a "Response" ostensibly ruling that proponent's proposal for shareholder vote would be acceptable if "the proposal could be limited to executive compensation" and that the Division was unable be agree with Hudson's reliance on Rule 14a-8(i)(2) to omit proposal. On February 8, 2005 Hudson submitted a request to reconsider relying on Rule 14a-8(i)(2) "a corporation may omit a proposal which, if implemented, would cause the company to violate any law" and referenced case law of contract law between two corporations Spring Motors Distributors, Inc. v Ford Motor Co. In a March 2, 2005 Response the Division reversed its decision on Rule 14a-8(i)(2) and stated "there appears some basis that….implementation of the proposal would cause Hudson to violate state law".

Hudson argues that corporate contract law governs golden parachutes to bank executive officers, which is false; employment law governs New Jersey bank executive officers. Under New Jersey Law contract law is binding for all corporations except financial institutions, and as such, bank executive officers with contracts and severance agreements are at-will employees and have one-sided contracts that the Bank does not have to honor because there is no contractual liability, see N.J.S.A. 17:9A-112.

I beseech the Division to read New Jersey Law N.J.S.A. 17:9A-112 and reconsider its March 2, 2005 decision and recommend inclusion of my proposal.

Yours truly,



cc: Kenneth T. Neilson (VIA certified mail)